UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For November 1, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

Harmony’s Form 20-F filing

Johannesburg, Friday, 1 November 2024. Further to the announcement made on 25 October 2024, Harmony wishes to advise shareholders that it filed its annual report on a Form 20-F for the year ended 30 June 2024 with the United States Securities and Exchange Commission (“SEC”) on Thursday, 31 October 2024.

The document is available on the Company’s website at https://www.harmony.co.za/investors/annual-reports/2024/ and https://www.har.co.za/24/ and the SEC’s website at www.sec.gov.

Ends.

For more details, contact:

Jared Coetzer
Head: Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
1 November 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: November 1 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director